Exhibit 99.1

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements (unaudited)
For the quarter ended February 28, 2013

Filed: April 9, 2013

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(in thousands of Canadian dollars)
(unaudited)

	February 28, 2013	August 31, 2012

ASSETS
Current
Cash and cash equivalents	$164,514	$17,665
Amounts receivable (Note 4 (a))	8,647	4,700
Prepaid expenses (Note 4 (b))	1,051	302
Total current assets	174,212	22,667
Restricted cash (Note 5 (a (i)))	22,304	30,512
Other assets	138	141
Performance bonds (Note 5 (a (ii)))	3,377	8,698
Exploration and evaluation assets (Note 6)	19,186	14,809
Property, plant and equipment (Note 5)	189,022	166,907
Total assets	$408,239	$243,734

LIABILITIES
Current
Accounts payable and accrued liabilities	$8,050	$7,778
Total current liabilities	8,050	7,778

Deferred income taxes	13,153	13,426
Asset retirement obligation	1,555	1,440
Total liabilities	22,758	22,644

SHAREHOLDERS' EQUITY

Share capital (Note 7)	425,558	256,312
Contributed surplus	18,603	16,934
Accumulated other comprehensive loss	(41,276)	(36,521)
Deficit	(62,534)	(55,318)
Total shareholders' equity attributable to shareholders of Platinum Group Metals Ltd.	340,351	181,407
Non-controlling interest (Note 5(a (i)))	45,130	39,683
Total Shareholders' equity	385,481	221,090
Total liabilities and shareholders' equity	$408,239	$243,734

CONTINGENCIES AND COMMITMENTS (NOTE 9)
SUBSEQUENT EVENTS (NOTE 12)

Approved by the Board of Directors and authorized for issue on April 9, 2013

"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(In thousands of Canadian dollars, except for share data)
(unaudited)

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	February 28,	February 29,	February 28,	February 29,
	2013	2012	2013	2012

EXPENSES
General and administrative	$3,439	$2,133	$4,221	$3,444
Foreign exchange (gain) loss	(1,733)	(1,730)	(1,520)	1,445
Write down of exploration and evaluation asset	-	-	143	-
Stock compensation expense	-	30	1,163	1,941
	(1,706)	(433)	(4,007)	(6,830)
Finance income	1,985	1,078	2,571	2,161
Income (loss) for the period	279	645	(1,436)	(4,669)
Income attributable to non-controlling interest	85	147	193	153
Income (loss) attributable to the shareholders of
Platinum Group Metals Ltd.	$194	$498	$(1,629)	$(4,822)

Other comprehensive income (loss)
Foreign currency translation adjustment	4,709	9,667	(4,755)	(9,309)
Comprehensive income (loss) for the period	$4,903	$10,165	$(6,384)	$(14,131)

Basic and diluted loss per common share	$0.00	$0.00	$(0.01)	$(0.03)
Weighted-average number of common shares outstanding - Basic and diluted	245,954,708	177,584,542	245,954,708	177,584,542

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands of Canadian dollars, except share data)
(unaudited)

	Common shares
	without par value			Accumulated
			Contributed	other comprehensive		Non-controlling
	Shares	Amount	surplus	loss	Deficit	interest	Total
Balance, September 1, 2011	177,584,542	256,312	13,816	(6,101)	(34,347)	31,568	261,248
Stock based compensation	-	-	3,052	-	-	-	3,052
Funding of non-controlling interest	-	-	-	-	(2,698)	2,698	-
Income attributable to non-controlling interest	-	-	-	-	-	153	153
Foreign currency translation adjustment	-	-	-	(9,309)	-	(866)	(10,175)
Net loss	-	-	-	-	(4,822)	-	(4,822)
Balance, February 29, 2012	177,584,542	256,312	16,868	(15,410)	(41,867)	33,553	249,456
Stock based compensation	-	-	66	-	-	-	66
Funding of non-controlling interest	-	-	-	-	(7,685)	7,685	-
Income attributable to non-controlling interest	-	-	-	-	-	235	235
Foreign currency translation adjustment	-	-	-	(21,111)	-	(1,790)	(22,901)
Net loss	-	-	-	-	(5,766)	-	(5,766)
Balance, August 31, 2012	177,584,542	256,312	16,934	(36,521)	(55,318)	39,683	221,090
Stock based compensation	-	-	1,669	-	-	-	1,669
Share issuance - financing	225,000,000	180,000	-	-	-	-	180,000
Share issuance costs	-	(10,754)	-	-	-	-	(10,754)
Funding of non-controlling interest	-	-	-	-	(5,587)	5,587	-
Income attributable to non-controlling interest	-	-	-	-	-	193	193
Foreign currency translation adjustment	-	-	-	(4,755)	-	(333)	(5,088)
Net loss	-	-	-	-	(1,629)	-	(1,629)
Balance, February 28, 2013	402,584,542	$425,558	$18,603	$(41,276)	$(62,534)	$45,130	$385,481

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Cash Flows
(in thousands of Canadian dollars)
(unaudited)

	Six months	Six months
	Ended	Ended
	February 28, 2013	February 29, 2012
OPERATING ACTIVITIES
Loss for the period	$(1,629)	$(4,822)
Add items not affecting cash:
Depreciation	183	195
Foreign exchange loss	(1,442)	1,445
Write down of exploration and evaluation asset	143	-
Stock compensation expense	1,163	1,941
Net change in non-cash working capital (Note 10)	(1,053)	1,631
	(2,635)	390

FINANCING ACTIVITIES
Share Issuance	180,000
Share Issuance costs	(10,574)	-
	169,426	-

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(25,935)	(15,722)
Exploration expenditures, net of recoveries	(5,119)	(505)
South African VAT	1,093	(910)
Performance bonds	5,100	-
Investment in Mnombo	-	(158)
Restricted cash	3,489	2,213
	(21,372)	(15,082)
Net increase (decrease) in cash and cash equivalents	145,419	(14,692)
Effect of foreign exchange on cash and cash equivalents	1,430	(1,729)
Cash and cash equivalents, beginning of period	17,665	64,119
Cash and cash equivalents, end of period	$164,514	$47,698

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended February 28, 2013
(in thousands of Canadian dollars)

1.	NATURE OF OPERATIONS AND LIQUIDITY

Platinum Group Metals Ltd. (the “Company”) is a British Columbia company amalgamated on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 328-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Canada and the Republic of South Africa. The Company is currently developing the Project 1 Platinum Mine in South Africa, in which it holds a 74% working interest. A formal Mining Right was granted for the project on April 4, 2012 by the Government of South Africa.

The Company is currently working with a syndicate of international banks (the “Lenders”) to complete a $260 million senior loan facility for the project. The negotiations have advanced through detailed technical, financial and legal due diligence. Credit committee approval by the Lenders was announced on December 6, 2012. Closing and draw down of the loan facility is now subject to the negotiation and execution of definitive documentation and certain conditions precedent, including, among other things, the Company matching certain financial ratios including debt to equity for the full cost to complete, as determined by the banks at the time of draw down, the execution of a concentrate off take agreement, the acquisition and maintenance of all requisite permits and licences and the establishment of an agreed metals hedging program. The Company will also be responsible for its 74% share of a cost overrun facility, estimated to be between USD $50 million and $100 million on a 100% basis, and working capital as needed to satisfy the Lenders’ requirements. The Company will be required to fund its 74% share of Project 1 funding over and above that which is to be provided by the senior loan facility. Failure by the Company to provide its share of required funding may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries and significant investments are as follows:

Platinum Group Metals (RSA) (Pty) Ltd. - Johannesburg, RSA (100% ownership) Maseve Investments 11 (Pty) Ltd. - Johannesburg, RSA (74% ownership) Wesplats Holdings (Pty) Limited - Johannesburg, RSA (100% ownership) Platinum Group Metals (Barbados) Ltd., Barbados (100% ownership) Mnombo Wethu Consultants (Pty) Limited. (49.9% ownership)

2.	BASIS OF PRESENTATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

These unaudited condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards and Interpretations (collectively, “IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting.”

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the audited annual consolidated financial statements of the Company for the year ended August 31, 2012. These unaudited condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2012.

The financial statements were approved by the Company’s Board of Directors as at April 9, 2013.

The consolidated financial statements are presented in Canadian dollars.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended February 28, 2013
(in thousands of Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same significant accounting principles as those outlined in the notes to the annual financial statements for the year ended August 31, 2012.

4.	AMOUNTS RECEIVABLE AND PREPAIDS

a)	Amounts receivable

	February 28, 2013	August 31, 2012
South African VAT	$2,335	$1,242
Other receivables	521	31
Interest receivable	428	-
Expenditure advances	5,021	3,208
Canadian harmonized sales tax	173	131
Due from related parties (Note 8)	169	88
Total amounts receivable	$8,647	$4,700

b)	Prepaid expenses

	February 28, 2013	August 31, 2012

Contract prepayments	$926	$-
Insurance premiums	50	261
Miscellaneous	75	41
Total prepaids	$1,051	$302

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended February 28, 2013
(in thousands of Canadian dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

		Construction
	Development	work- in-			Office	Mining
	assets	progress	Land	Buildings	Equipment	Equipment	Total
Cost
Balance August 31, 2012	$137,593	$3,694	$14,770	$3,934	$948	$7,327	$168,266
Additions	19,142	1,124	-	-	47	6,654	26,967
Foreign exchange movement	(3,394)	(94)	(377)	(100)	(12)	(187)	(4,164)
Balance February 28, 2013	$153,341	$4,724	$14,393	$3,834	$983	$13,794	$191,069

Accumulated Depreciation
Balance August 31, 2012	$-	$-	$-	$2 23	$70 8	$428	$1,359
Additions	-	-	-	96	75	543	714
Foreign exchange movement	-	-	-	(6)	(9)	(11)	(26)
Balance February 28, 2013	$-	$-	$-	$313	$774	$960	$2,047

Net book value, August 31, 2012	$137,593	$3,694	$14,770	$3,711	$240	$6,899	$166,907
Net book value, February 28 , 2013	$153,341	$4,724	$14,393	$3,521	$209	$12,834	$189,022

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended February 28, 2013
(in thousands of Canadian dollars)

a)	Project 1

Project 1, which is located in the Western Bushveld region of South Africa, and is currently in development, is classified as Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of an agreement dated April 22, 2010, the Company owns a 74% interest in Project 1 through Maseve Investments 11 (Pty) Ltd. (“Maseve”), while the remaining 26% is owned by Wesizwe Platinum Ltd. (“Wesizwe”). Under the terms of the agreement subscription funds paid by the Company are held in escrow for application towards Wesizwe’s capital requirements for Projects 1. These funds are classified as restricted cash. As of February 28, 2013, the balance of restricted cash is $22,304 ($30,512 – August 31, 2012). For every $74 spent by the Company on project requirements in Maseve, a further $26 can be removed from the restricted cash to cover Wesizwe’s share of such costs.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $45,130 at February 28, 2013 ($39,683 – August 31, 2012), is accounted for as a non-controlling interest.

ii.	Other financial information - Project 1

At February 28, 2013, the Company has posted $3,377 as an environmental performance bond in South Africa, a reduction of $5,321 from the $8,698 balance at August 31, 2012. Approximately $3,000 of the current balance is posted against work on Project 1. By agreement in October 2012 a third party insurer posted a bond to the credit of the DMR in satisfaction of the Company’s environmental guarantee for its Mining Right for Project 1. The Company then received reimbursement of R58.5 million from the DMR for funds the Company had previously placed under bond. As a term of the agreement with the third party insurer, the Company posted R12 million on deposit with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately R12 million per annum until the full amount of the environmental guarantee is again on deposit and the third party arrangement will be wound up, or renewed at the Company’s election. Interest on deposits will accrue to the Company. The Company will pay an annual fee of approximately R600,000 to the insurer as compensation.

6.	EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	February 28, 2013	August 31, 2012
Canada	$ 5,521	$ 5,601
South Africa	13,665	9,208
Total exploration	$ 19,186	$ 14,809

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended February 28, 2013
(in thousands of Canadian dollars)

REPUBLIC OF SOUTH AFRICA

SOUTH AFRICA
		February 28,
		2013	August 31, 2012
Project 3		$3,555	$3,648

Waterberg	Acquisition costs	$10	$10
	Exploration and evaluation costs	14,779	7,562
	Recoveries	(6,873)	(4,250)
Total Waterberg		$7,916	$3,322

Sable	Acquisition costs	$9	$9
	Exploration and evaluation costs	1,117	1,147
	Recoveries	(1,126)	(1,156)
Total Sable		$-	$-

Warsprings	Acquisition costs	$141	$137
	Exploration and evaluation costs	3,771	3,870
	Recoveries	(2,348)	(2,414)
Total Warsprings		$1,564	$1,593

Tweespalk	Acquisition costs	$80	$74
	Exploration and evaluation costs	713	742
	Recoveries	(178)	(182)
Total Tweespalk		$615	$634

Other		$15	$11

Total South Africa Exploration		$13,665	$9,208

Waterberg Joint Venture

The Waterberg Joint Venture property is located due north of the town of Mokopane (formerly Potgietersrus). The property consists of a registered new order prospecting right granted by the Government of South Africa. The current prospecting right expired on September 1, 2012. An application for a three year renewal, commencing on the date of renewal, together with the required supporting documentation was filed and duly acknowledged by the Regional Manager, Limpopo Region, Department of Mineral Resources (“DMR”). The holder of a prospecting right may file an application for conversion of a current prospecting right into a mining right.

During 2012 the Company made application to the DMR to acquire three additional prospecting rights adjacent to the West (1 farm for 39.38km 2), North (1 farm for 62.72km 2) and East (1 farm for 16.08km 2) of the existing Waterberg Joint Venture property. In January 2013 the new application to the East was added into the existing prospecting right by way of a Section 102 legal amendment. The other farms to the West and North remain under application.

In October 2009, PTM RSA entered into an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) whereby JOGMEC could earn up to a 37% interest in the project for an optional work commitment of USD $3.2 million over 4 years, while at the same time Mnombo, is required to match JOGMEC's expenditures on a 26/74 basis (USD $1.12 million). Under the terms of the October 2009 agreement the Company would retain a 37% share in the Waterberg Joint Venture while Mnombo, a Black Economic Empowerment (“BEE”) partner, would hold the remaining 26% share.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended February 28, 2013
(in thousands of Canadian dollars)

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million and an agreement that the Company would pay for Mnombo's 26% share of joint venture costs until the completion of a feasibility study. When combined with the Company's 37% direct interest in the Waterberg Joint Venture (after the JOGMEC earn-in), the 12.974% indirect interest acquired through Mnombo brings the Company's effective project interest to 49.974% .

In April 2012, JOGMEC completed its USD $3.2 million earn in requirement as described above. Following JOGMEC’s earn in the Company funded Mnombo’s USD $1.12 million share of costs and the earn-in phase of the joint venture ended in May 2012. Since that an additional USD $11.30 million has been spent on the project. The Company has funded the Company’s and Mnombo’s 63% share of this work for a cost of USD $7.12 million with the remaining USD $4.18 million funded by JOGMEC.

Waterberg Extension

During 2012 the Company also applied to the DMR for further prospecting rights adjacent to the North and East of the existing Waterberg Joint Venture. These extension area applications are not included in the existing joint venture. Upon grant by the DMR the new prospecting license area would cover 665km2 of which the Company would hold a direct 74% interest and Mnombo would hold a 26% interest, leaving the Company with an 86.974% effective interest.

Sable

During 2009, the Company acquired by application prospecting permits in South Africa which became the Sable Joint Venture project area on the Western Limb of the Bushveld Complex, west of Pretoria. Sable Platinum Mining (Pty) Limited (“Sable Platinum”) is earning a 51% interest in exchange for funding approximately $6,000 (R 42.0 million) in work on the project, while a private Black Economic Empowerment group will hold 26%. The Company was the operator of the project until mid-March 2012, after which time operatorship was transitioned to Sable Platinum.

War Springs and Tweespalk

No work was carried out on the War Springs or Tweespalk properties during the period.

CANADA

CANADA

Properties	February 28, 2013	August 31, 2012

Ontario
Acquisition costs	$1,224	$1,224
Exploration and evaluation costs	2,532	2,659
Total Ontario	$3,756	$3,883

Providence
Acquisition costs	$78	$78
Exploration and evaluation costs	1,687	1,640
Total Providence	$1,765	$1,718

Total Canada Exploration	$5,521	$5,601

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended February 28, 2013
(in thousands of Canadian dollars)

Thunder Bay, Ontario

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay, Ontario. These holdings include 100% interests in the Lac Des Iles River and Shelby Lake properties and are all subject to a 2.0% NSR royalty. In most cases, the Company may buy back one half of the NSR. In 2012, the Company reviewed the results of its exploration work in the Thunder Bay region and made the decision not to proceed with further work on its Dog River and Bullseye claims. As a result, for the year ending August 31, 2012, the Company wrote off $88 in acquisition and exploration costs incurred to date on these properties. In the quarter ended November 30, 2012, the Company made the decision not to proceed with further work on its Right Angle and Disraeli claims. As a result the Company wrote off $143 in acquisition and exploration costs incurred to date on these properties.

Providence

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration for a payment of $50 and a 1.0% NSR royalty. The claims that comprise the Providence property were expected to be brought to lease after a survey was completed in August 2012 and then filed with the crown. Final lease grant is pending crown approval of the survey. To date the first year lease payment and application fees have been paid. Total acquisition costs were $78. As of February 28, 2013, the Company has spent $1,687 (August 31, 2012 - $1,640) toward exploration on the property.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7.	SHARE CAPITAL

	(a)	Authorized

Unlimited common shares without par value.

	(b)	Issued and outstanding

At February 28, 2013, there were 402,584,542 shares outstanding.

During the period ended February 28, 2013, the Company closed an offering of 225,000,000 shares for net proceeds to the Company of $169,246 after underwriters’ fees and estimated expenses of the offering.

	(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended February 28, 2013
(in thousands of Canadian dollars)

The following tables summarize the Company’s outstanding stock options:

	Number	Average
	of Shares	Exercise Price
Options outstanding at August 31, 2011	11,250,500	2.19
Granted	4,354,000	1.22
Expired/Forfeited	(1,845,000)	2.29
Options outstanding at August 31, 2012	13,759,500	$1.91
Granted	3,674,000	0.97
Expired	(800,000)	4.35
Options outstanding at February 28, 2013	16,633,500	$1.58

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	February 28,	Contractual	February 28,
price	2013	Life (Years)	2013
0.96	3,524,000	4.75	3,524,000
1.00	25,000	4.50	25,000
1.03	50,000	4.75	50,000
1.11	100,000	4.75	100,000
1.20	100,000	4.00	100,000
1.38	75,000	4.00	75,000
1.30	3,904,000	3.75	3,904,000
1.40	957,000	1.20	957,000
1.60	1,017,000	0.50	1,017,000
2.05	3,934,000	3.21	3,934,000
2.10	2,497,500	2.74	2,497,500
2.57	50,000	2.10	50,000
2.36	250,000	0.86	100,000
2.41	100,000	1.00	100,000
2.20	50,000	2.10	50,000
	16,633,500	2.27	16,483,500

The stock options outstanding have an intrinsic value of $2,450 at February 28, 2013.

During the six months ended February 28, 2013, the Company granted 3,674,000 stock options (February 29, 2012– 4,329,000). The Company recorded $1,669 ($1,163 expensed and $506 capitalized to development costs) of compensation expense relating to stock options granted in this period, which vested immediately and vesting of previously granted stock options (February 29, 2012 - $3,052 ($1,940 expensed and $1,112 capitalized to mineral properties)).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the six months ended February 28, 2013:

	February 28,	February 29,
	2013	2012
Risk-free interest rate	1.34%	1.44%
Expected life of options	3.5	3.5
Annualized volatility	64%	83%
Forfeiture rate	3%	3%
Dividend rate	0.00%	0.00%

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended February 28, 2013
(in thousands of Canadian dollars)

8.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the six months ended February 28, 2013, $75 (February 29, 2012 - $98) was paid to independent directors for directors fees and services. At February 28, 2013, $nil was included in accounts payable (February 29, 2012 - $nil).

(b)

During the six months ended February 28, 2013, $326 (February 29, 2012 - $358) was paid to non-independent directors for directors fees and services. At February 28, 2013, $nil was included in accounts payable (February 29, 2012 - $nil) and $11 was included in accounts receivable (February 29, 2012 - $8) at the end of the period.

(c)

During the six months ended February 28, 2013, the Company accrued or received payments of $51 (February 29, 2012 - $51) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $60 (February 29, 2012 - $56) due from WKM.

(d)

During the six months ended February 28, 2013, the Company accrued or received payments of $53 (February 29, 2012 - $81) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $98 (February 29, 2012 – $86) due from NE.

(e)

The Company has an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the six months ended February 28, 2013 the Company accrued or paid Anthem $92 under the office lease agreement (February 29, 2012 - $44).

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the estimated fair value amount, which is the consideration established and agreed to by the noted parties.

9.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,872 to August 31, 2020. The Company also has commitments for Project 1 related insurance coverage totaling approximately $133 over the next 3 years.

The Company pays annual prospecting fees to the vendors of Tweespalk and Warspring of US$3.25 per hectare. The Company has the option to settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company made a commitment of $60 for the annual fees to August 31, 2016.

The Company’s project operating subsidiary, Maseve, is party to a long term electricity supply agreement with South African power utility, Eskom. Under the agreement the Company was provided with a 1.5MVA temporary power supply in July 2011 and is to be provided with a 10 MVA construction power supply which as of February 28, 2013 is in the process of being installed. A total 40 MVA production power supply is planned for late calendar 2014 in exchange for connection fees and guarantees totaling Rand 142.22 million ($16,298 at February 28, 2013) to fiscal 2014. The Company has paid R 51.71 million ($5,926 at February 28, 2013), therefore R 90.51 million ($10,372 at February 28, 2013) of the commitment remains outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s schedule to deliver power is also subject to potential for change.

Tenders for the Primary Mill components have been adjudicated and orders have now been placed resulting in a commitment of R 69,601 ($7,976 at February 28, 2013) over the next three years.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended February 28, 2013
(in thousands of Canadian dollars)

For the fiscal years ending on August 31, the aggregate commitments are as follows:

August 31, 2013	$11,194
August 31, 2014	7,160
August 31, 2015	765
August 31, 2016	209
August 31, 2017	204
August 31, 2018	204
August 31, 2019	214
August 31, 2020	214
$20,164

10.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Six months ended	Six months ended
	February 28, 2013	February 29, 2012
Amounts receivable, prepaid expenses and other assets	$(1,152)	$(1,153)
Accounts payable	99	2,784
	$(1,053)	$1,631

11.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Segmented information presented on a geographic basis follows:

Assets

	February 28	August 31,
	2013	2012

Canada	$169,523	$25,490
South Africa	238,716	218,244
	$408,239	$243,734

Substantially all of the Company’s capital expenditures are made in the South African geographical segment; however the Company also has exploration properties in Canada.

(Loss) income attributable to the shareholders of Platinum Group Metals Ltd.

	February 28, 2013	February 29, 2012
Canada	$(2,974)	$(6,122)
South Africa	1,345	1,300
	$(1,629)	$(4,822)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended February 28, 2013
(in thousands of Canadian dollars)

12.	SUBSEQUENT EVENTS

The following events occurred subsequent to period end. These events and other subsequent events may be mentioned elsewhere in these financial statements:

  The Company waived an outstanding condition precedent to a water off-take agreement with the Majalies Water Board for the long term supply of water to the Project 1 mine site. The agreement is now in effect. Pursuant to a 50/50 sharing agreement with Wesizwe, now in the process of execution, the Company will be responsible for the cost for regional infrastructure to deliver water to the Project 1 mine site in an amount not to exceed R 73.0 million (approximately $8.366 million at February 28, 2013).